

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170158

DIVISION OF
CORPORATION FINANCE

February 17, 2017

Meredith B. Cross
Wilmer Cutler Pickering Hale and Dorr LLP
meredith.cross@wilmerhale.com

Re: Northrop Grumman Corporation
Incoming letter dated January 10, 2017

Dear Ms. Cross:

This is in response to your letters dated January 10, 2017 and February 14, 2017 concerning the shareholder proposal submitted to Northrop Grumman by John Chevedden. We also have received letters from the proponent dated January 10, 2017, January 11, 2017, February 12, 2017, February 13, 2017, February 14, 2017, February 15, 2017 and February 16, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 17, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Northrop Grumman Corporation
Incoming letter dated January 10, 2017

The proposal requests that the board take the steps necessary to enable up to 50 shareholders to aggregate their shares for purposes of proxy access.

There appears to be some basis for your view that Northrop Grumman may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Northrop Grumman's policies, practices and procedures compare favorably with the guidelines of the proposal and that Northrop Grumman has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Northrop Grumman omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Northrop Grumman relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 16, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
Northrop Grumman Corporation (NOC)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 10, 2017 no-enforcement request.

The Council of Institutional Investors (CII) found that public pensions would not be able to meet the 3% criteria for continuous ownership at most companies (Proxy Access: Best Practices, August 2015):
"We note that without the ability to aggregate holdings even CII's largest members would be unlikely to meet a 3% ownership requirement to nominate directors. Our review of current research found that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined."

CII's position is generally consistent with the view of the SEC. In 2010, the SEC considered, but rejected imposing a cap on the permitted number of members in a nominating group. The SEC found that individual shareowners at most companies would not be able to meet the minimum threshold of 3% ownership for proxy access unless they could aggregate their shares with other shareowners.

This is significant because public pension funds are the most likely users of proxy access. Recently GAMCO's attempt (First Proxy Access Failed: What Needs Fixed?, CorpGov.net, 12/13/2016), hedge funds are unlikely to be participants in proxy access. Additionally, mainstream funds like Vanguard, Fidelity and BlackRock have never even filed a proxy proposal, so would also be unlikely participants in nominating proxy access candidates.

Public pensions have filed dozens, if not hundreds of proxy access proposals. Collectively, under the CII, they have endorsed policies (see Proxy Access: Best Practices at http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf). Additionally, CII's public pension members meet regularly and collaborate on proposals. *Following Engagement With New York City Pension Funds, CALPERS And CALSTRS, Bank Of America Adopts Proxy Access* at http://comptroller.nyc.gov/newsroom/followingengagement-with-new-york-city-pension-funds-calpers-and-calstrs-bank-ofamerica- adopts-proxy-access/.

In other words, proxy access is much more likely to be implemented if public pension funds can collaborate and form nominating groups within CII. Their research indicates they cannot reach the 3% criteria with a group limitation of 20.

The company claims a 50-shareholder aggregation limit would create an "administrative burden." However, the company provides no cost estimates or any evidence, as required by Rule 14a-8(g).

Any administrative burden would fall much greater on proponents, required to document ownership. Verification by the company would appear to be a rather simple matter of checking to see if documentation has been filed, unless the company suspects banks, transfer agents and others will be providing fraudulent documents on behalf of their clients.

The company contends their largest 20 institutional shareholders own approximately 48% of the outstanding common stock. Maybe so, but how likely are any of these shareholders to participate in forming a nominating group? No shareholders have ever attempted to form such a group, not even public pension funds. As indicated above, CII members seem more likely than most, since they meet together, formulate policies and have cooperated on winning the right to proxy access at companies like Bank of America.

While public funds seem to be the mostly likely to form nominating groups together, it is possible they could be joined by other funds. Which of those seem most likely to join? If a fund has been involved in more than one activism campaign, their chance of joining a nominating group at least rises somewhat. The company is silent on whether its institutional shareholders with the largest holdings have ever been involved in more than one campaign.

The company assumes that institutional ownership is stable and that its institutional shareholders have held stock for 3-years. However, that is far from true. The company is silent on which of its large institution shareholder decreased their holdings in the past year and by how much.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Jennifer C. McGarey <Jennifer.McGarey@ngc.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 15, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Northrop Grumman Corporation (NOC)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 10, 2017 no-enforcement request.

United Health Group, Inc. (February 10, 2017) seems to apply to this proposal.
The company failed to address this.

The scenarios that the company conjures up to aggregate 3% of shares fail to provide any information the percent of shares in the scenarios that are likely held for 3-years. The company fails to acknowledge that this key information is missing and does not suggest a means to obtain this information.

The company has not given even a ballpark figure on the cost to vet 21 to 50 proxy access participants. The company has $40 billion in market capitalization and wants to skimp on corporate governance. Using the company logic a company with $4 billion in market capitalization should only have the "burden" of vetting 2 shareholders.

The argument of "burden" is totally irrelevant. The odds of using proxy access at the company are 100-to-one or less in the next decade. When was the last time shareholders at a defense contractor acted by written consent or called a special meeting?

There will be additional rebuttal on February 16, 2017. This is to request that the proponent have the last opportunity to respond since the company took the first opportunity to object.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Jennifer C. McGarey <Jennifer.McGarey@ngc.com>

JOHN CHEVEDDEN
FISMA & OMB Memorandum M-07-16
FISMA & OMB Memorandum M-07-16

February 14, 2017 p.m.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Northrop Grumman Corporation (NOC)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 10, 2017 no-enforcement request.

United Health Group, Inc. (February 10, 2017) seems to apply to this proposal.
The company failed to address this.

There are no exhibits to try to support the conclusions in the company February 14, 2017 letter. D.F. King & Co., Inc. has not signed off on any of the company analysis.

The company puts forth no analysis of any scenario of the company stock price falling by 50% – when shareholder proxy access would be most likely to be of use to shareholders.

The company claims it is a "burden" to vet 21 to 50 participants. However the company fails to claim that it would be easier to vet shareholders who petition the company to call a special shareholder meeting or that it would be easier to vet shareholders who exercise their right to act by written consent. The copmay does not even name the steps it woud take to vet 21 to 50 participants. The burden of proof is on the copmay. The copmay is silent on whether vetting can be outsourced.

The company has 175 million shares.

If there were a guidelines card on making proxy access work for only 20 shareholders it would have at least 2 rules:
Inject the big passive shareholders with a strong dose of activism.
Make sure that large shareholders hold on to their stock when the company underperforms its peers.

The company does not attempt to bolster its argument by claiming that the essential object of the proposal ("to enable up to 50 shareholders to aggregate their shares") is to permit no more than 20 shareholders to aggregate their shares.

A rule 14a-8 proxy access proposal, with no limitation on the number of participants, received 89% support at Nuance Communications (NUAN) on January 30, 2017.

Lines like this means next to nothing:
The 20-stockholder aggregation limit is a standard and reasonable provision included in the vast majority of companies' proxy access by-laws.

Three-year terms for directors had achieved censuses among companies decades ago. This company "consensus" did not preclude rule 14a-8 proposals to advocate a change.

Limiting proxy access to 20 big shareholders could potentially cause proxy access to self-destruct. It would seem that the greatest incentive for proxy access is when a company is underperforming. But at such a time large investors would have a strong incentive to sell their holdings. In fact large investors could be the savviest holders in dumping their stock early in an underperformance downturn.

Thus with a limit of 20 shareholders, the incentive to initiate proxy access is potentially counterbalanced by many big investors dumping their holdings.

Limiting proxy access to 20 participants who own 3% of company stock also in effect excludes retail shareholders. The company does not claim that there is a sound public policy reason to exclude retail shareholder participation in proxy access.

If the organizers of a proxy access campaign thought it wise to include certain well known and underfunded proponents of rule 14a-8 proposals that sponsor environmental and social issues proposals in their 20 participant team in order to show board support, they would then have to depend on 15 shareholders to come up with 3% of company stock held non-stop for 3-years.

Among the companies promoting the idea that one size fits all when it comes to proxy access rights for shareholders, not one company has given even a guesstimate on whether shareholders are more likely to hold stock non-stop for 3-years at underperforming companies (which are most in need of proxy access rights for shareholders) than at companies that consistently outperform their peers.

The Council of Institutional Investors stated:
"Reliance on private ordering (rather than a more standardized approach envisaged by the SEC in 2010) has meant that this area is even more complex, with the potential for various creative ways to block or frustrate what shareowners would see as legitimate uses of the mechanism. For example, some remarkably broad provisions require a nominating shareholder to file with the SEC anytime it communicates with another shareholder, regardless of whether that communication triggers a filing requirement under the SEC's own regulations."

With the burden of proof on the company the company gave no assurance that its massive 4000-word version of proxy access, adopted in 2015, did not contain one or more clandestine proxy access barriers like the Council of Institutional Investors warned about.

There will be additional rebuttal on February 16, 2017 or sooner. This is to request that the proponent have the last opportunity to respond since the company took the first opportunity to object.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Jennifer C. McGarey <Jennifer.McGarey@ngc.com>

Meredith B. Cross

+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com

February 14, 2017

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Northrop Grumman Corporation
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing on behalf of our client, Northrop Grumman Corporation (the "Company"), in response to correspondence from John Chevedden (the "Proponent") dated February 12, 2017 (the "Reply Letter") concerning the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2017 Annual Meeting of Shareholders (the "Proxy Materials") a shareholder submission and statement in support thereof (collectively, the "Submission") received from the Proponent. The Company continues to believe, both for the reasons set forth below and the reasons provided in the Company's January 10, 2017 correspondence (the "No-Action Request"), that the Submission may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Submission is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9 or, alternatively, Rule 14a-8(i)(10) of the Exchange Act, on the basis that the Company has substantially implemented the Submission. While the Company continues to believe the Submission is excludable under Rule 14a-8(i)(3) on the basis that the Submission is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9, we address in this correspondence in particular the Company's belief that the Submission may be excluded pursuant to Rule 14a-8(i)(10) on the basis that it has been substantially implemented.

The Company's Proxy Access Bylaw Substantially Implements the Submission.

The Proponent asserts in the Reply Letter that the "essential objective" of the Submission is "'to enable up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years [sic] in order to make use of shareholder proxy access'" and that the Submission should be allowed "to stand and be voted upon in the 2017 proxy." While the language of the Submission requests a change from 20 to 50 shareholders that may aggregate their shares to meet the 3% ownership threshold, the Company continues to believe the essential objective of this requested change is, rather, to assure that the Company's bylaw provides a meaningful proxy access right to its shareholders and, as we stated in the No-Action Request, the requested change from 20 to 50 shareholders that may aggregate their shares would not make it substantially more so. Accordingly, and as stated in the No-Action Request and described in more detail below, the Company believes the proxy access bylaw both satisfies the essential objective of the Submission and compares favorably to the terms of such Submission, and therefore may be excluded from the Company's Proxy Materials.

On December 4, 2015, after extensive deliberation, including with its shareholders, the Company adopted a proxy access bylaw, as amended February 17, 2016, which enables groups of up to 20 shareholders that have maintained for at least three years continuous ownership of shares constituting at least 3% of the Company's outstanding shares of capital stock entitled to vote in the election of directors to include in the Company's proxy materials director nominees constituting up to the greater of two nominees or nominees constituting 20% of the number of directors in office, provided that the shareholders satisfy the terms set forth in the Company's bylaws. The aggregation limit included in the Company's bylaw was designed to strike a balance between the administrative burden on the Company to review and verify the information and representations that each member of a shareholder group must provide to establish the group's eligibility to access a company's proxy statement, while assuring that all of the Company's shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with other shareholders who individually own fewer than the minimum required percentage of shares to utilize proxy access. The Company's aggregation limit satisfies these dual purposes by assuring that any shareholder may form a group owning at least 3% of the Company's capital stock by combining with any of a large number of other shareholders, while avoiding the burden on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of more than 20 shareholders.

In requesting that the Company change the aggregation limit from 20 to 50 shareholders, the Proponent speculates that "many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process." The Submission also asserts that "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years [sic] at most companies examined by the Council of Institutional Investors." These statements have no relevance to the Company's shareholder base and are unsupported by Company-specific data.

Based on data from the proxy firm D.F. King & Co., Inc., five of the Company's institutional investors each owned more than 3% of the Company's outstanding capital stock based on publicly available data as of February 14, 2017. Further, the Company's top 20 shareholders owned approximately 48% of the outstanding capital stock as of the same date, and each owned more than 0.7%. Assuming institutional ownership has remained relatively stable over the past three years, the concentration of significant shareholders among the Company's top 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of shareholders may easily form a group comprising at least 3% of the Company's outstanding shares. For example, the next eleven institutional shareholders that follow the top five owned between 2.51% and 1.02% of the Company's outstanding capital stock as of February 14, 2017, meaning that any three of these shareholders could easily form a group among themselves to submit a proxy access nomination. Most importantly, any shareholder can utilize the Company's proxy access provision by combining with one or a small number of the Company's 20 largest shareholders to satisfy the minimum ownership requirement. As a result, the Company's 20-shareholder aggregation limit provides plentiful opportunities for all shareholders holding less than 3% of the Company's outstanding capital stock to combine with other shareholders to reach the 3% ownership minimum required to utilize proxy access.

To further demonstrate the ease of forming a nominating group, as of December 31, 2016, the Company had 175,068,263 shares of capital stock outstanding. Based on that number, to meet the 3% minimum ownership requirement, a shareholder or group of shareholders would have to own, and to have owned continuously for at least three years, 5,252,048 shares. A group requiring 20 shareholders would therefore hold an average of approximately 262,602 shares per member. As of February 14, 2017, over 70 shareholders owned at least 262,602 shares, which allows for numerous combinations that would enable the Company's largest shareholders to form 20-shareholder groups (or smaller groups) for the purpose of making a proxy access nomination. In addition, as described above, smaller shareholders could combine with up to 19 of the largest shareholders, in multiple combinations, to form a nominating group.

Increasing the aggregation limit to 50 shareholders, a 150% increase over the current 20-shareholder limit, would only expand the maximum ownership base among the top number of shareholders allowed to aggregate shares by 12% to approximately 60% of the Company's outstanding capital stock. At the same time, such an increase would more than double the potential burden on the Company in administering the proxy access provision without a commensurate increase in the percentage of the Company's outstanding capital stock owned by the top number of shareholders allowed to aggregate shares. Further, more than doubling the aggregation limit likely would not more than double the number of shareholders who would be able to use the Company's proxy access bylaw. Such an increase would, instead, simply reduce the average number of shares each member of a group would need to own if the maximum number of shareholders were needed to form an eligible group. There is no basis to conclude that it would be meaningfully easier to attract support from 50 holders of 0.06% of the Company's capital stock than 20 holders of 0.15% of the Company's capital stock. Accordingly, for this reason and those stated above, the Submission's requested 50-shareholder aggregation limit would do little, if anything, in practical application to make the Company's proxy access bylaw more meaningful or usable by the Company's shareholders.

For additional perspective, while there is no formula for determining the optimal shareholder aggregation limit, limiting the size of the nominating group to 20 shareholders has achieved a consensus among companies that have adopted proxy access provisions. Of the over 300 companies that adopted proxy access bylaws, nearly 90% of them adopted an aggregation threshold of 20 or fewer shareholders, with over 80% of such companies adopting an aggregation threshold of 20 shareholders.[1] Further, 20 shareholders is the threshold adopted in the bylaws of Blackrock, Inc., State Street Corporation, and T. Rowe Price Group, Inc., the publicly traded parent companies of some of the largest United States institutional investors.[2]

The consensus among companies and many institutional shareholders regarding aggregation limits also seems to have resonated with the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"). As we discussed in the No-Action Request, the Staff recently concurred in exclusion of shareholder proposals seeking specific changes to company bylaws where the companies at issue made certain, but not all, of the changes sought in the shareholder proposal, including where the company did not amend its proxy access bylaw in response to shareholder proposals seeking unlimited aggregation or the removal of a 20-shareholder limit on the number of shareholders that may aggregate their shares to meet the ownership threshold. *See Oshkosh Corporation* (November 4, 2016) and *NVR, Inc.* (March 25, 2016, on reconsideration). In both of these instances the Staff appears to have taken the view that a bylaw amendment – a reduction in the minimum ownership threshold from 5% to 3% – was required to satisfy the essential objective of each proposal. Comparatively, a change from 5% to

[1] The Company acknowledges that a consensus regarding the suitability of a 20-shareholder aggregation limit does not mean that the Company's proxy access bylaw substantially implements the Submission. That said, the consensus does support the proposition that a 20-shareholder aggregation limit affords shareholders plentiful opportunities to combine with other shareholders to form nominating groups.

[2] Also note that Fidelity recently issued its 2017 proxy voting guidelines, which indicate that Fidelity Funds will generally vote in favor of proxy access proposals that "limit to 20 the number of shareholders that may form a nominating group." *See, e.g.*, Fidelity, Fidelity Funds' Proxy Voting Guidelines, at 4 (January 2017), *available at* https://www.fidelity.com/bin-public/060_www_fidelity_com/documents/Full-Proxy-Voting-Guidelines-for-Fidelity-Funds-Advised-by-FMRCo.pdf. Further, in addition to the consensus that seems to have been reached by large institutional investors, leading proxy advisory firm Institutional Shareholder Services has stated that it does not view a 20-shareholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right." *See* Institutional Shareholder Services, U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions, at 19 (March 14, 2016), *available at* https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-14-march-2016.pdf.

3% in the minimum ownership requirement is far more significant than a 30-shareholder increase in the aggregation limit. Given the relative insignificance of the difference between the Company's current aggregation limit and the one proposed by the Proponent, as demonstrated by our discussion above, the Company's current aggregation limit achieves the essential objective of the Submission, therefore, an amendment to the Company's proxy access bylaw is not necessary to take the position that the Company has substantially implemented the Submission.

While the Company's proxy access bylaw does not precisely track the terms of the Submission, it more than satisfies the essential objective of the Submission, and each of the proxy access bylaw's terms, including the aggregation limit, compares favorably to the Submission. Accordingly, the Company continues to believe the Submission may be excluded from its Proxy Materials pursuant to Rule 14a-8(i)(10) on the basis that it has been substantially implemented.

Conclusion

Based on the foregoing discussion and the No-Action Request, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Submission from its Proxy Materials pursuant to Rule 14a-8(i)(3), on the basis that the Submission is impermissibly vague and indefinite so as to be false and misleading in violation of Rule 14a-9, or pursuant to Rule 14a-8(i)(10), on the basis that the Company has substantially implemented the Submission.

If the Staff has any questions regarding this request or requires additional information, please do not hesitate to contact me at meredith.cross@wilmerhale.com or (202) 663-6644, or Jennifer C. McGarey, Corporate Vice President & Secretary, Northrop Grumman Corporation at Jennifer.Mcgarey@ngc.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the Company, as required pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008), and copy the undersigned.

Very truly yours,



Meredith B. Cross

Enclosures

cc: John Chevedden
Jennifer C. McGarey

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 14, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Northrop Grumman Corporation (NOC)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 10, 2017 no-enforcement request.

The Council of Institutional Investors stated:
"Reliance on private ordering (rather than a more standardized approach envisaged by the SEC in 2010) has meant that this area is even more complex, with the potential for various creative ways to block or frustrate what shareowners would see as legitimate uses of the mechanism. For example, some remarkably broad provisions require a nominating shareholder to file with the SEC anytime it communicates with another shareholder, regardless of whether that communication triggers a filing requirement under the SEC's own regulations."

The company gave no assurance that its massive 4000-word version of proxy access, adopted in 2015, did not contain a clandestine proxy access barrier like the Council of Institutional Investors warned about.

The company sent a February 13, 2017 email that it wants to make another response.

This is to request that the proponent have the last opportunity to respond since the company took the first opportunity to object.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Jennifer C. McGarey <Jennifer.McGarey@ngc.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 13, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Northrop Grumman Corporation (NOC)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 10, 2017 no-enforcement request.

The company sent an email today that it wants to make another response.

This is to request that the proponent have the last opportunity to respond since the company took the first opportunity to object.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Jennifer C. McGarey <Jennifer.McGarey@ngc.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 12, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Northrop Grumman Corporation (NOC)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 10, 2017 no-enforcement request.

Contrary to the company letter the "essential objective" of this proposal is taken from the exact words of the resolved statement:
"to enable up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access."

United Health Group, Inc. (February 10, 2017) seems to apply to this proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Jennifer C. McGarey <Jennifer.McGarey@ngc.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 11, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Northrop Grumman Corporation (NOC)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 10, 2017 no-action request.

The company appears to assert that the proposal is unclear if it does not use the exact terms of the company's bylaws and references specific bylaw provisions. However, prior SEC no-action letters have made it clear that proposals must stand on their own merit without the need of shareholders to reference outside documents.

The company's proxy access bylaws specify how many shareholders can aggregate their shares in only one sentence – a 143 word sentence riddled with grammar that would take an English scholar or attorney to diagram. (See attached, highlighted.) Clearly, the proposal seeks to replace the current number of shareholders (stockholders in the terms of the bylaws) who can aggregate their shares for the purpose of satisfying the ownership requirements of 20 with the number of 50.

The company's proxy access bylaws is more than 4,000 words, riddled with specifically defined terms that are not familiar to the average retail or institutional investor. Use of company terms outside the context of their extensive bylaws written in dense legalese would more likely confuse than clarify. Instead, the proposal uses simple terms familiar to most shareholders. It asks the Board to make whatever changes are necessary to enable 50 shareholders to aggregate their shares to form a nominating group (become an "Eligible Stockholder" in the terms of the bylaws).

The proposal is clear and unambiguous. This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.
There will be additional rebuttal.

Sincerely,



John Chevedden

cc: Jennifer C. McGarey <Jennifer.McGarey@ngc.com>

Section 2.09. Proxy Access. (a) For any annual meeting at which directors are to be elected, the Corporation shall include in its proxy statement and on its form of proxy the name of a stockholder nominee for election to the Board of Directors submitted pursuant to Section 2.08(d) and this Section 2.09 (each a "Proxy Access Nominee") provided (i) timely notice of such Proxy Access Nominee satisfying both Section 2.08 and this Section 2.09 ("Notice") is delivered to the Corporation by or on behalf of a stockholder or stockholders that, at the time the Notice is delivered, satisfy the ownership and other requirements of both Section 2.08 and this Section 2.09 (such stockholder or stockholders, and any person on whose behalf they are acting, the "Eligible Stockholder"); (ii) the Eligible Stockholder expressly elects in writing at the time of providing the Notice to have its nominee included in the Corporation's proxy statement pursuant to this Section 2.09; and (iii) the Eligible Stockholder (including each member of a group of persons that is an Eligible Stockholder hereunder), the Proxy Access Nominee and the nomination otherwise satisfy the requirements of this Section 2.09 and these Bylaws. To be timely, such notice must be received by the Secretary at the principal executive offices of the Corporation not less than 120 or more than 150 days prior to the one-year anniversary of the date on which the Corporation first mailed its proxy materials (or in the absence of proxy materials, its notice of meeting) for the preceding year's annual meeting of stockholders; provided, however, that, subject to the last sentence of this paragraph, if the annual meeting is convened more than 30 days prior to or delayed by more than 30 days after the one year anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, notice by the Eligible Stockholder to be timely must be so received not later than the close of business on the later of (x) the 135th day before such annual meeting or (y) the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall

an adjournment of an annual meeting, or the postponement of an annual meeting for which notice has been given (or with respect to which there has been a public announcement of the date of the meeting), commence a new time period (or extend any time period) for the giving of an Eligible Stockholder's notice as described herein.

(b) In addition to including the name of the Proxy Access Nominee in the Corporation's proxy statement for the annual meeting, the Corporation shall include (i) the information concerning the Proxy Access Nominee and the Eligible Stockholder (including as to each member of any group of persons that together is an Eligible Stockholder) that is required to be disclosed in the Corporation's proxy statement pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder and these Bylaws, including as specified in Section 3.15 of these Bylaws and (ii) if the Eligible Stockholder so elects, a Statement (defined below) (collectively, the "Required Information"). Nothing in this Section 2.09 shall limit the Corporation's ability to solicit against and include in its proxy statement its own statements relating to any Proxy Access Nominee.

(c)(i) The number of Proxy Access Nominees appearing in the Corporation's proxy statement with respect to a meeting of stockholders shall not exceed the greater of (A) two or (B) 20% of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to this Section 2.09 (the "Final Proxy Access Nomination Date") or, if such amount is not a whole number, the closest whole number below 20% (the "Permitted Number");

provided, however, that (1) any director in office as of the nomination deadline who was included in the Corporation's proxy materials as a Proxy Access Nominee for either of the two preceding annual meetings and whom the Board of Directors decides to nominate for election to the Board of Directors will be counted against the Permitted Number, and (2) in the event that one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced.

(ii) In the event that the number of Proxy Access Nominees submitted by Eligible Stockholders pursuant to this Section 2.09 exceeds the Permitted Number, each Eligible Stockholder shall select one Proxy Access Nominee for inclusion in the Corporation's proxy statement until the Permitted Number is reached, going in the order of the amount (largest to smallest) of shares of the Corporation's capital stock each Eligible Stockholder disclosed as owned in the Notice. If the Permitted Number is not reached after each Eligible Stockholder has selected one Proxy Access Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached. If any of the Proxy Access Nominees selected pursuant to this process are thereafter nominated by the Board of Directors ("Board Nominees"), not included in the Corporation's proxy statement, or are not submitted for director election for any reason (including the withdrawal of the nomination of such Proxy Access Nominee or the failure to comply with Section 2.08 and this Section 2.09), no additional nominee or nominees (other than any nominee already determined to be a Proxy Access Nominee who continues to comply with this Section 2.09) shall be included in

the Corporation's proxy statement or otherwise submitted for director election pursuant to this Section 2.09.

(d)(i) An Eligible Stockholder must have owned (as defined below) continuously for at least three years a number of shares that represents 3% or more of the Corporation's outstanding shares of capital stock entitled to vote in the election of directors (the "Required Shares") as of both the date the Notice is delivered to or mailed and received by the Corporation and the record date for determining stockholders entitled to vote at the meeting and must continue to own the Required Shares through the date of the annual meeting. For purposes of satisfying the ownership requirement under this Section 2.09, the shares of the Corporation's capital stock owned by one or more stockholders, or by the person or persons who own the shares and on whose behalf any person is acting, may be aggregated, provided that the number of stockholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20, and a group of any two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by a single employer (or by a group of related employers that are under common control), or (C) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or person for this purpose. With respect to any one particular annual meeting, no person may be a member of more than one group of persons constituting an Eligible Stockholder under this Section 2.09.

(ii) For purposes of this Section 2.09, a person shall be deemed to "own" only those outstanding shares of the Corporation's capital stock as to which the person possesses both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (x) sold by such person or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation's capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such person's or affiliates' full right to vote or direct the voting of any such shares and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such person or affiliate. A person shall "own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which (a) the person has loaned such shares, provided that the person has the power to recall such loaned shares on five business days' notice and promptly recalls such loaned shares upon being notified that any of its Proxy Access Nominees will be included in the Corporation's proxy statement, or (b) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. For

purposes of this Section 2.09, the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings.

(e) The Eligible Stockholder (including each member of a group of persons that is an Eligible Stockholder hereunder) must provide with its Notice the following information in writing satisfactory to the Secretary (in addition to the information required to be provided by Section 2.08): (i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Notice is delivered to or mailed and received by the Corporation, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder's agreement to provide, (A) within five business days after the record date for the meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date and (B) immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of stockholders; (ii) documentation satisfactory to the Corporation demonstrating that a group of funds qualifies to be treated as one stockholder or person within the meaning of Section 2.09(d)(i); (iii) a representation that the Eligible Stockholder (including each member of any group of persons that together is an Eligible Stockholder hereunder): (A) will continue to own the Required Shares through the date of the annual meeting, (B) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (C) has not nominated and will not nominate for election to the Board of Directors at the meeting any person other than the Proxy Access Nominee being nominated pursuant to this Section 2.09, (D) has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Proxy Access Nominee or a Board Nominee, (E) will not distribute to any stockholder any form of proxy for the meeting other than the form distributed by the Corporation, and (F) will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; (iv) the written consent of each Proxy Access Nominee to be named in the proxy statement as a nominee and to serve as a director if elected; (v) a copy of the Schedule 14N that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act; (vi) in the case of a nomination by a group of persons that together is an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and (vii) an undertaking that the Eligible Stockholder agrees to: (A) assume all liability stemming from any legal, regulatory or contractual violation arising out of the Eligible Stockholder's communications with the Corporation's stockholders or out of the information that the Eligible Stockholder provided to the Corporation, (B) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability,

loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 2.09, (C) file with the SEC all soliciting and other materials as required by these Bylaws or the Exchange Act as well as any other communication with the Corporation's stockholders relating to the meeting at which the Proxy Access Nominee will be nominated, regardless of whether any such filing is required under Section 14 of the Exchange Act and the rules and regulations thereunder or whether any exemption from filing is available for such solicitation or other communication under Section 14 of the Exchange Act and the rules and regulations thereunder, and (D) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting.

(f) The Eligible Stockholder may include with its Notice an appropriate written statement for inclusion in the Corporation's proxy statement for the meeting, not to exceed 500 words per Proxy Access Nominee, in support of each of the Eligible Stockholder's Proxy Access Nominees (the "Statement"). Notwithstanding anything to the contrary contained in this Article II, the

Corporation may omit from its proxy statement any information or Statement that it believes would violate any applicable law, rule, regulation or listing standard.

(g) Each Proxy Access Nominee must: (i) provide within five business days of the Corporation's request an executed agreement, in a form satisfactory to the Corporation or its designee, that: (A) the Proxy Access Nominee will adhere to the Corporation's Principles of Corporate Governance, Standards of Business Conduct and any and all other Corporation policies and guidelines applicable to directors including, without limitation, policies with regard to securities trading, (B) the Proxy Access Nominee meets all requirements for nomination, election and service as a director as set forth in the Corporation's Principles of Corporate Governance or otherwise stated by the Corporation, and (C) the Proxy Access Nominee is in compliance with, and will remain in compliance with, Section 3.15; in each case, while standing for election and during such person's service as a director; (ii) at the request of the Governance Committee, meet with the Governance Committee to discuss matters relating to the nomination of such Proxy Access Nominee as a director, such Proxy Access Nominee's eligibility to serve on the Board of Directors and such Proxy Access Nominee's potential service as a director; (iii) submit all completed and signed questionnaires and other forms required of the Corporation's Board of Directors within five business days of receipt of each such questionnaire from the Corporation; and (iv) provide within five business days of the Corporation's request such additional information as the Corporation determines may be necessary, including information necessary to permit the Corporation to determine: (A) if such Proxy Access Nominee is independent under the listing standards of each U.S. exchange upon which the Common Stock of the Corporation is listed, any applicable rules of the SEC and any standards used by the Board of Directors in determining and disclosing the independence of the Corporation's directors (the "Independence Standards"), (B) if such Proxy Access Nominee has any material direct or indirect relationship with the Corporation (or any of its subsidiaries), (C) if such Proxy Access Nominee meets all requirements established by the Corporation for nomination, election and service as a director and will be able to meet all obligations of a director, (D) is in compliance with all requirements of these Bylaws, including those specified in Section 2.09(i), and (E) if

such Proxy Access Nominee is or has been subject to (1) any event specified in Item 401(f) of Regulation S-K (or successor rule) of the SEC or (2) any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act").

(h) In the event that any information or communications provided by the Eligible Stockholder or Proxy Access Nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Proxy Access Nominee, as the case may be, shall promptly notify the Secretary of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication complete, true and correct, it being understood that providing such notice shall not be deemed to cure any defect or limit the Corporation's right to omit a Proxy Access Nominee from its proxy materials as provided in this Section 2.09.

(i) The Corporation shall not be required to include, pursuant to this Section 2.09, a Proxy Access Nominee in its proxy statement (or, if the proxy statement has already been filed, to allow the nomination of a Proxy Access Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation): (i) for any meeting for which the Secretary receives a notice that a stockholder has nominated a person for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees for director set forth in Section 2.08 and such stockholder does not expressly elect at the time of providing the notice to have its nominee included in the Corporation's proxy materials pursuant to this Section 2.09; (ii) if the Eligible Stockholder (including each member of any group of persons that is an Eligible Stockholder hereunder) who has nominated the Proxy Access Nominee has nominated for election to the Board of Directors at the meeting any person other than the Proxy Access Nominee(s) being nominated pursuant to this Section 2.09, or has or is engaged in, or has been or is a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Proxy Access Nominee(s) or a Board Nominee under this Section 2.09; (iii) who is not independent under the Independence Standards; (iv) whose election as a member of the Board of Directors would be inconsistent with, or cause the Corporation to be in violation of these Bylaws, the Certificate, the Corporation's Principles of Corporate Governance, the listing standards of any exchange upon which the Corporation's capital stock is traded or any applicable state or federal law, rule or regulation; (v) if the Proxy Access Nominee does not meet any requirement of the Corporation's Principles of Corporate Governance, including those for nomination, election and service as a Board of Directors or stockholder nominee, or as a director; (vi) if the Proxy Access Nominee is or becomes a party to any agreement, arrangement or understanding with any person or entity that would compromise the Proxy Access Nominee's ability to fulfill their fiduciary duties as an independent director; (vii) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended (a "Competitor"); (viii) whose business or personal interests present a conflict of interest with the Corporation, including as a result of continued receipt of any form of compensation or financial benefit from a Competitor (such as pension payments), or interfere with the Proxy Access Nominee's ability fully to meet the fiduciary duties of directors,

including, but not limited to, the duty of loyalty and duty of care; (ix) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years; (x) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act; (xi) if such Proxy Access Nominee or the applicable Eligible Stockholder (including any member of a group of persons that is an Eligible Stockholder hereunder) shall have provided information to the Corporation with respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading; or (xii) if the Eligible Stockholder or applicable Proxy Access Nominee breaches or otherwise contravenes any of the agreements, representations or undertakings made by such Eligible Stockholder or Proxy Access Nominee or fails to comply with its obligations pursuant to this Section 2.09.

(j) Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall be entitled to declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation, if the Eligible Stockholder (or a qualified representative thereof) does not appear at the meeting to present the nomination pursuant to this Section 2.09.

(k) The Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 2.09, Section 2.08 and Section 3.15 and to make any and all determinations necessary or advisable to apply such sections to any persons, facts or circumstances, including the power to determine (i) whether a person or group of persons qualifies as an Eligible Stockholder; (ii) whether outstanding shares of the Corporation's capital stock are "owned" for purposes of meeting the ownership requirements of this Section 2.09; (iii) whether a notice submitted pursuant to this Section 2.09 complies with the requirements of Section 2.08 and this Section 2.09; (iv) whether a person satisfies the qualifications and requirements imposed by Section 2.08 and this Section 2.09 to be a Proxy Access Nominee; (v) whether inclusion of the Required Information in the Corporation's proxy statement is consistent with all applicable laws, rules, regulations and listing standards; and (vi) whether any and all requirements of Section 2.08 and Section 3.15 and this Section 2.09 have been satisfied. Any such interpretation or determination adopted in good faith by the Board of Directors (or any other person or body authorized by the Board of Directors) shall be binding on all persons, including the Corporation and all record or beneficial owners of stock of the Corporation.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 10, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Northrop Grumman Corporation (NOC)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 10, 2017 no-action request.

The company approach, which is not original for 2017 shareholder proxy access reform proposals, is apparently to come up with 2 arguments – each with weak support in the hope that together they will add up to one argument that squeaks by.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

There will be additional rebuttal.

Sincerely,



John Chevedden

cc: Jennifer C. McGarey <Jennifer.McGarey@ngc.com>

[NOC – Rule 14a-8 Proposal, November 23, 2016]
[This line and any line above it *is not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line *is* for publication.]

WILMERHALE

Meredith B. Cross

+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com

January 10, 2017

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Northrop Grumman Corporation
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing on behalf of our client, Northrop Grumman Corporation (the "Company"), which received a submission relating to proxy access (the "Submission") from John Chevedden (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2017 Annual Meeting of Shareholders (the "Proxy Materials").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Submission from its Proxy Materials pursuant to Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Submission is impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9 or, alternatively, Rule 14a-8(i)(10) of the Exchange Act, on the basis that the Company has substantially implemented the Submission.

Pursuant to Rule 14a-8(j) of the Exchange Act and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter and the Submission and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On November 23, 2016, the Company received the Submission from the Proponent. The Submission states, in relevant part:

> Shareholders request that our board of directors take the steps necessary to enable up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years [sic] in order to make use of shareholder proxy access.
>
> Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years [sic] at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.
>
> Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Bases for Exclusion

The Submission May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite So As to Be Materially False and Misleading in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits a company to exclude all or portions of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has determined that a proposal may be excluded pursuant to Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 14, 2004). The Staff also has noted that a proposal may be materially misleading as vague and indefinite when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." See *Fuqua Industries, Inc.* (March 12, 1991).

The Staff has routinely concurred in the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(3) in cases where the proposal is "vague and indefinite." *See, e.g.*, *Cisco Systems, Inc.* (October 7, 2016) (in which the Staff concurred in the exclusion of a proposal requesting that "[t]he board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action" without further specifying what actions or measures were required to implement the proposal); *United Continental Holdings, Inc.* (March 6, 2014) (in which the Staff concurred in the exclusion of a proposal requesting the adoption of a bylaw providing that preliminary voting results would be unavailable for solicitations made for "other purposes" but would be available for solicitations made for "other proper purposes"); *The Home Depot, Inc.* (March 28, 2013) (in which the Staff concurred in the exclusion of a proposal requesting that the board of directors take necessary steps "to strengthen [the] weak shareholder right to act by written consent" where the proposal referenced two requested actions that the proposal "would include" but did not specify whether there were additional actions required to implement the proposal); *Berkshire Hathaway Inc.* (December 23, 2011) (in which the Staff concurred in the omission of a proposal requiring the company's CEO and other top officials to sign off by means of an electronic key that they had observed and approved or disapproved of figures and policies that showed a high risk for the company as inherently vague and indefinite because the terms "electronic key" and "figures and policies" were undefined such that the actions required to implement the proposal were unclear); *The Boeing Company* (March 2, 2011, on reconsideration), *General Electric Company* (February 10, 2011), *International Paper Company* (February 3, 2011), *Alaska Air Group, Inc.* (January 20, 2011), *The Allstate Corporation* (January 18, 2011) and *Motorola, Inc.* (January 12, 2011) (in each of which the Staff concurred that a proposal could be excluded because it failed to "sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Amazon.com, Inc.* (April 7, 2010, on reconsideration) (in which the Staff concurred in the exclusion of a proposal requesting that the board of directors take steps "to the fullest extent permitted by law" to give holders of 10% of the company's outstanding stock the power to call a special shareholder meeting, including "that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law" on the basis that "it is not clear what 'rights' the proposal intends to regulate"); *Citigroup Inc.* (February 22, 2010) (in which the Staff concurred in the omission of a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" as inherently vague and indefinite because the term "US Economic Security" was undefined); and *The Home Depot, Inc.* (January 29, 2007) (in which the Staff concurred in the exclusion of a proposal requesting that there be two nominees for "each new member" of the board of directors where the company argued that the proposal "is not actually a proposal for anything in particular. It is simply a protest.").

Consistent with this line of precedent, the Company believes the Submission is excludable on the basis that it is impermissibly vague and indefinite so as to be materially false and misleading.[1] In particular, the Submission is drafted to refer generically to proxy access, without including any information specifying that the Submission relates to the Company's existing proxy access bylaw in particular. Rather, it vaguely refers to the Board taking steps to "enable up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access." The Submission then goes on to discuss generally the challenges that will be faced by shareholders in meeting a 3% ownership threshold "at most companies." Because the Submission fails to make clear that it relates to the Company's existing proxy access bylaw, the Submission could also be viewed as requesting the adoption of a new shareholder proxy access right. To the extent the Submission is interpreted this way, the Submission fails to explain certain key terms, namely, what is meant by "shareholder proxy access." Again, without reference to the Company's bylaws, there is nothing within the Submission that would explain to shareholders what shareholder proxy access means, making the Submission impermissibly vague and indefinite.

Even if the Submission is interpreted to apply to the Company's existing proxy access bylaw, it is not clear whether the Submission seeks to take any or a combination of the following actions:

- modify the maximum number of "Eligible Stockholders" (as defined in the Company's bylaws) who may be eligible to aggregate ownership;

- revise the eligibility requirements set forth in the Company's bylaws for "Eligible Stockholders"; or

- amend, or eliminate, the term "Eligible Stockholder" (as defined in the Company's bylaws) in place of a more general term for "shareholders."

As a result, the Submission is open to multiple interpretations (including whether the Submission seeks to amend the Company's existing proxy access bylaw or whether the Submission seeks to

---

[1] The Company acknowledges, in this regard, that the Staff has recently denied no-action relief to *The AES Corporation* (December 20, 2016) in an instance in which the shareholder proposal sought specific changes to the company's existing proxy access bylaw. As the Staff noted in Staff Legal Bulletin No. 14 (July 31, 2001) ("SLB 14"), the Staff will consider the specific arguments advanced by the company and the shareholder and will not make decisions based solely on the subject matter of a shareholder proposal. Accordingly, the Staff may concur with exclusion of a shareholder proposal in one instance while failing to concur in exclusion of another proposal addressing "the same or similar subject matter." In light of the Staff's guidance in SLB 14, the Company does not believe the outcome in *The AES Corporation* dictates the outcome with regard to the Submission because there are differences between the proposals that distinguish this letter from *The AES Corporation* no-action request. Unlike the proposal at issue in *The AES Corporation*, the Submission does not explicitly request revisions to the Company's proxy access bylaw. Furthermore, the Submission's focus appears to be limited to the issue of enabling "up to 50 shareholders to aggregate their shares," whereas the proposal at issue in *The AES Corporation* contemplated several other revisions to the company's existing proxy access bylaw.

adopt a new proxy access provision) and is impermissibly vague and indefinite such that neither shareholders voting on the Submission nor the Company in implementing the Submission, if adopted, would be able to determine with reasonable certainty what actions would be taken under the Submission. Accordingly, the Company believes that the Submission may properly be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite so as to be materially false and misleading in violation of Rule 14a-9.

The Submission May Be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Submission

The purpose of the Rule 14a-8(i)(10) exclusion is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Commission Release No. 34-12598 (July 7, 1976). While the exclusion was originally interpreted to allow exclusion of a shareholder proposal only when the proposal was "'fully' effected" by the company, the Commission has revised its approach to the exclusion over time to allow for exclusion of proposals that have been "substantially implemented." Commission Release No. 34-20091 (August 16, 1983) and Commission Release No. 40018 (May 21, 1998) (the "1998 Release"). In applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 6, 1991, *recon. denied* March 28, 1991). In addition, when a company can demonstrate that it already has taken actions that address the "essential objective" of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot, even where the company's actions do not precisely mirror the terms of the shareholder proposal.

On December 4, 2015, after extensive deliberation, including with shareholders, the Company adopted a proxy access bylaw, as amended February 17, 2016. The bylaw enables groups of up to twenty shareholders that have maintained for at least three years continuous ownership of shares constituting at least 3% of the Company's outstanding shares of capital stock entitled to vote in the election of directors to include in the Company's proxy materials director nominees constituting up to the greater of two nominees or nominees constituting 20% of the number of directors in office, provided that the shareholders satisfy terms set forth in the Company's bylaws. The Submission appears to be seeking a change to the 20-shareholder aggregation limitation to instead allow up to 50 shareholders to aggregate their shares to meet the ownership threshold (as noted above, the Company believes the Submission is impermissibly vague and indefinite in that it fails to specify that it would apply to the Company's proxy access bylaw in particular and, if so, how).

Assuming the Submission is requesting a change to the Company's proxy access bylaw as interpreted, the Company believes its bylaw terms both satisfy the essential objective of, and compare favorably with, the Submission. Therefore, the Company believes the Submission may be excluded on the basis that the Company has substantially implemented the Submission. The Company acknowledges that the Staff has recently denied no-action relief to companies, including *Walgreens Boots Alliance, Inc.* (November 3, 2016), in instances in which shareholder proposals have sought changes to existing proxy access bylaws; however, the Company respectfully disagrees with the Staff's conclusions on this issue to date and believes the facts here warrant a different conclusion. The Company respectfully requests that the Staff reconsider this issue and concur in the Company's view that the Company may exclude the Submission pursuant to Rule 14a-8(i)(10) for the reasons discussed below.

The Staff has granted no-action relief to numerous companies under Rule 14a-8(i)(10) on the basis that proxy access bylaws adopted by those companies substantially implemented shareholder proposals requesting such bylaws, in each case because the bylaws adopted "addressed the proposal's essential objective," even in cases where the previously-adopted bylaws' terms differed from the terms requested in the shareholder proposal. *See, e.g.*, *AutoNation, Inc.* (December 30, 2016); *Danaher Corporation*, *Lockheed Martin Corporation*, and *Valley National Bancorp* (December 19, 2016); *Berry Plastics Group, Inc.* (December 14, 2016); *Cisco Systems, Inc.* and *WD-40 Company* (September 27, 2016); *Oracle Corporation* (August 11, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (April 7, 2016); *Amphenol Corporation* (March 29, 2016) (granting no-action relief upon company's reconsideration request under Rule 14a-8(i)(10) following Staff's denial of no-action relief under Rule 14a-8(i)(3)); *Omnicom Group Inc.* (March 22, 2016); *General Motors Company* (March 21, 2016); *Quest Diagnostics Incorporated* (March 17, 2016); *Chemed Corporation*, *Eastman Chemical Company* and *Newell Rubbermaid Inc.* (March 9, 2016); *Amazon.com, Inc.*, *Anthem, Inc.*, *Fluor Corporation*, *International Paper Company*, *ITT Corporation*, *McGraw Hill Financial, Inc.*, *PG&E Corporation*, *Public Service Enterprise Group Incorporated*, *Sempra Energy* and *Xylem Inc.* (March 3, 2016); *The Wendy's Company* (March 2, 2016); *Reliance Steel & Aluminum Co.* and *United Continental Holdings, Inc.* (February 26, 2016); *Alaska Air Group, Inc.*, *Baxter International Inc.*, *Capital One Financial Corporation*, *Cognizant Technology Solutions Corporation*, *The Dun & Bradstreet Corporation*, *General Dynamics Corporation*, *Huntington Ingalls Industries, Inc.*, *Illinois Tool Works Inc.*, *Northrop Grumman Corporation*, *PPG Industries, Inc.*, *Science Applications International Corporation*, *Target Corporation*, *Time Warner Inc.*, *UnitedHealth Group, Inc.* and *The Western Union Company* (February 12, 2016); and *General Electric Company* (March 3, 2015).

In addition, the Staff has concurred in exclusion of shareholder proposals seeking specific changes to company bylaws where the companies at issue made certain, but not all, of the changes sought in the shareholder proposal. *See Oshkosh Corporation* (November 4, 2016) and *NVR, Inc.* (March 25, 2016, on reconsideration). In neither of these instances did the company amend its bylaw in response to the shareholder proposal to allow for unlimited aggregation or remove its 20-person limit on the number of shareholders that may aggregate their shares to meet the ownership threshold. Further, 20-person aggregation limits have become standard in proxy access bylaws that have been adopted to date, and the Staff has recently concurred in exclusion of proposals requesting the adoption of a proxy access bylaw on the basis of substantial implementation where the company proxy access provisions included a 20-person limit on the number of shareholders that may aggregate their shares and the proposals requested no such limit. *See, e.g.*, *AutoNation, Inc.* (December 30, 2016); *Danaher Corporation*, *Lockheed Martin Corporation*, and *Valley National Bancorp* (December 19, 2016); *Berry Plastics Group, Inc.* (December 14, 2016); *Cisco Systems, Inc.* and *WD-40 Company* (September 27, 2016); and *Oracle Corporation* (August 11, 2016).

Assuming the Submission is requesting a change to the Company's proxy access bylaw to increase from 20 to 50 the number of shareholders that may aggregate their shares to meet the ownership threshold, this change is presumably premised on the assumption that allowing 50 rather than 20 shareholders to aggregate their shares to meet the ownership threshold would better facilitate proxy access for more shareholders and thereby make the right meaningful, or perhaps, "more" meaningful. Therefore, the essential objective of the Submission is for the Company to have a "meaningful," or more meaningful, proxy access right. The Company's proxy access bylaw – which is consistent with the many proxy access bylaws in which the Staff concurred in exclusion of shareholder proposals seeking meaningful proxy access – is clearly a meaningful right, and the change proposed by the Proponent does not make it substantially more meaningful.

If, on the other hand, the Submission is requesting adoption of a new proxy access provision, the Company has substantially implemented the Submission because the Company has already adopted a proxy access bylaw that addresses the proposal's essential objective. Prior to its adoption, the Board carefully considered proxy access for more than a year and, along with management, engaged extensively with shareholders on the issue. The Company's proxy access bylaw therefore reflects considerable input from shareholders and provides shareholders with broad and meaningful access to the Company's proxy statement. The Submission requests shareholder proxy access with a 3% share ownership requirement, a 3-year holding period and a provision for aggregation of shares. The Company's proxy access bylaw enables shareholders that have owned 3% or more of the Company's shares continuously for at least three years with the right to include nominees in the Company's proxy statement and allows shareholders to aggregate their shares to satisfy the share ownership requirement. The only difference between the Company's proxy access bylaw and the terms of the Submission is the aggregation threshold. In comparison to the proposals and proxy access bylaws at issue in *Oshkosh* and *NVR*, the Company's proxy access bylaw and the Submission are more closely aligned with respect to shareholders' ability to aggregate their shares to meet the ownership threshold. The *Oshkosh* and *NVR* proposals sought the unlimited ability for shareholders to aggregate shares, whereas the Submission merely seeks to adjust the number of shareholders that may aggregate their shares. While the Company's proxy access bylaw does not precisely track the terms of the Submission, it more than satisfies the essential objective of the Submission. The Company therefore believes that the Submission is excludable because the Company has substantially implemented the Submission and that its proxy access bylaw compares favorably with the terms of the Submission.

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Submission from its Proxy Materials pursuant to Rule 14a-8(i)(3), on the basis that the Submission is impermissibly vague and indefinite so as to be false and misleading in violation of Rule 14a-9, or pursuant to Rule 14a-8(i)(10), on the basis that the Company has substantially implemented the Submission.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Submission from its Proxy Materials, please do not hesitate to contact me at meredith.cross@wilmerhale.com or (202) 663-6644, or Jennifer C. McGarey, Corporate Vice President & Secretary, Northrop Grumman Corporation at Jennifer.Mcgarey@ngc.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the Company, as required pursuant to Rule 14a-8(k) and SLB 14D, and copy the undersigned.

Very truly yours,



Meredith B. Cross

Enclosures

cc: John Chevedden
Jennifer C. McGarey

EXHIBIT A

From: ***FISMA & OMB MEMORANDUM M-07-16*** [mailto:***FISMA & OMB MEMORANDUM M-07-16***]
Sent: Wednesday, November 23, 2016 11:22 AM
To: McGarey, Jennifer C [US] (CO)
Cc: Henderson, Terry Y. [US] (Corp)
Subject: EXT :Rule 14a-8 Proposal (NOC)``

Dear Ms. McGarey,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Ms.. Jennifer C. McGarey
Corporate Secretary
Northrop Grumman Corporation (NOC)
2980 Fairview Park Drive
Falls Church, VA 22042
PH: 703-280-2900
FX: 703-846-9616

Dear Ms. McGarey,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,


John Chevedden


November 23, 2016
Date

cc: Terry Henderson <Terry2.Henderson@ngc.com>

[NOC – Rule 14a-8 Proposal, November 23, 2016]
[This line and any line above it *is not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line *is* for publication.]

John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

From: McGarey, Jennifer C [US] (CO) <Jennifer.McGarey@ngc.com>
Sent: Monday, November 28, 2016 3:45 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Shareholder Proposal - Northrop Grumman
Attachments: John Chevedden response letter.pdf

Mr. Chevedden – acknowledgement letter is attached.

Jennifer C. McGarey
Corporate Vice President & Secretary
Northrop Grumman Corporation
2980 Fairview Park Drive
Falls Church, VA 22042

703-280-4011 (Office)
844-888-9054 (Fax)
Jennifer.mcgarey@ngc.com (Email)

NORTHROP GRUMMAN

Northrop Grumman Corporation
Corporate Office

Office of the Corporate Secretary
2980 Fairview Park Drive
MailStop 12183A
Falls Church, VA 22042

November 23, 2016

VIA EMAIL ***FISMA & OMB MEMORANDUM M-07-16* AND FEDEX**

Mr. John Chevedden

FISMA & OMB MEMORANDUM M-07-16

RE: Your Letter dated November 23, 2016
Regarding Shareholder Proxy Access Reform

Dear Mr. Chevedden:

This will acknowledge receipt of your letter purporting to invoke the Securities & Exchange Commission ("SEC") Rule 14a-8 (the "Rule") to submit a proposal for inclusion in the Company's proxy materials for the next Annual Shareholders Meeting.

Please be advised that you have not provided Northrop Grumman Corporation (the "Company") with documentation necessary to prove that you meet the stock ownership requirements of the Rule. Accordingly, unless you correct this deficiency within 14 days of your receipt of this letter, the Company intends to exclude your proposal on the basis of your lack of compliance with the Rule's eligibility and procedural requirements.

If your respond in a timely manner, please be advised that the Company reserves its right to seek to exclude your proposal, or portions thereof, from its proxy materials on substantive grounds under the Rule.

Very truly yours,



Jennifer C. McGarey

FISMA & OMB MEMORANDUM M-07-16 **From:**
Sent: 11/30/2016 7:27 PM
To: McGarey, Jennifer C [US] (CO)
Cc: Henderson, Terry Y. [US] (Corp)
Subject: EXT :Rule 14a-8 Proposal (NOC) blb

Dear Ms. McGarey,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing

PO Box 770001
Cincinnati, OH 45277-0045



NOC Post-it® Fax Note 7671	Date 11-30-16	# of pages ▶
To Jennifer McGarvey	From	
Co./Dept.	Co. ***FISMA & OMB MEMORANDUM M-07-16***	
Phone #	Phone	
Fax # 703-846-9616	Fax #	

November 29, 2016

John R. Chevedden
Via facsimile to: ***FISMA & OMB MEMORANDUM M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50 shares of Anthem, Inc. (CUSIP: 036752103, trading symbol: ANTM), no fewer than 100 shares of AT&T (CUSIP: 00206R102, trading symbol: T), no fewer than 500 shares of Ford Motor Company (CUSIP: 345370860, trading symbol: F) and no fewer than 100 shares of Northrop Grumman Corp. Holding Company (CUSIP: 666807102, trading symbol: NOC) since October 1, 2015.

I can also confirm that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 200 shares of JetBlue Airways Corp. (CUSIP: 477143101, trading symbol: JBLU) since December 17, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W237385-29NOV16